Via Facsimile and U.S. Mail
Mail Stop 6010

February 2, 2006

Mr. Donald J. Zuk
President and Chief Executive Officer
SCPIE Holdings Inc.
1888 Century Park East
Los Angeles, CA   90067

Re: SCPIE Holdings Inc.
Form 10-K for fiscal year ended
December 31, 2004
Filed March 16, 2005
File No. 001-12449

Dear Mr. Zuk:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief